Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,
	2006	2007	2008	2009	2010

Earnings
Pre-tax income *	$91,397	$52,655	$146,238	(219,068)	(109,562)
Fixed charges	11,525	28,162	33,772	53,535	60,003
Total Earnings	$102,922	$80,817	$180,010	(165,533)	(49,559)
Fixed Charges
Interest expense	$8,828	$23,717	$27,614	$47,545	$55,063
Rental Interest Factor	2,697	4,445	6,158	5,990	4,940

Total Fixed Charges	$11,525	$28,162	$33,772	$53,535	$60,003

Ratio of Earnings to Fixed Charges	8.9x	2.9x	5.3x	**	**

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.
*	During 2009 and 2010, earnings were deficient by $165,533 and $49,559, respectively, regarding the coverage of fixed charges